EXHIBIT 99.1

Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2021 and 2020

(Unaudited, expressed in thousands of United States dollars, unless otherwise stated)

Condensed Consolidated Interim Statements of Financial Position

(Unaudited, expressed in thousands of United States dollars)

		March 31,	December 31,
	Note	2021	2020

Assets

Current assets
Cash and cash equivalents		$317,529	$344,926
Restricted cash	10(b)(i)	61,284	1,206
Trade and other receivables		47,179	55,872
Inventory	4	196,018	208,290
Other current assets	5	51,983	35,730
Assets held for sale	6, 8	27,478	-
		701,471	646,024
Non-current assets
Restricted cash		2,583	2,004
Inventory	4	121,989	130,888
Mineral properties, plant and equipment	7	1,895,594	1,844,973
Exploration and evaluation assets		13,750	13,750
Investment in associate	8	12,573	22,287
Derivative asset	10(a)	3,316	-
Other assets		10,518	13,474
Total assets		$2,761,794	$2,673,400

Liabilities and Equity

Current liabilities
Accounts payable and accrued liabilities		$132,959	$130,543
Current portion of loans and borrowings	9	20,000	13,333
Derivative liabilities - current	10(b)	113,952	63,993
Other current liabilities		21,781	14,795
Liabilities held for sale	6	19,390	-
		308,082	222,664
Non-current liabilities
Loans and borrowings	9	527,356	531,908
Derivative liabilities	10(b)	38,168	90,573
Reclamation obligations		101,996	117,103
Other long-term liabilities		43,807	32,769
Deferred tax liabilities		239,193	229,860

Total liabilities		1,258,602	1,224,877

Shareholders’ equity
Share capital	12	1,521,863	1,518,042
Reserves		39,310	38,779
Deficit		(57,981)	(108,298)

Total equity		1,503,192	1,448,523
Total liabilities and equity		$2,761,794	$2,673,400

Commitments and contingencies (notes 7 and 22)
Subsequent events (notes 1, 5, 6, 10(b) and 23)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.
2

Condensed Consolidated Interim Statements of Income and Comprehensive Income

(Unaudited, expressed in thousands of United States dollars, except share and per share amounts)

		For the three months ended March 31,
	Note	2021	2020

Revenue	13	$229,702	$130,035
Operating expenses	14	(146,798)	(76,489)
Depreciation and depletion		(38,660)	(16,920)
Earnings from mine operations		44,244	36,626

Care and maintenance		(2,013)	(944)
Exploration		(2,967)	(2,644)
General and administration	15	(7,359)	(6,633)
Income from operations		31,905	26,405

Finance expense		(8,680)	(6,892)
Finance income		374	273
Other income	16	46,675	15,616
Net income before taxes		70,274	35,402
Current tax expense		(11,318)	(7,895)
Deferred tax expense		(8,639)	(21,925)
Net income and comprehensive income		$50,317	$5,582

Net income and comprehensive income per share
Basic	18	$0.21	$0.04
Diluted	18	$0.14	$0.04

Weighted average shares outstanding
Basic	18	242,576,291	138,000,552
Diluted	18	291,620,441	140,231,774

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

3

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited, expressed in thousands of United States dollars)

		For the three months ended March 31,
	Note	2021	2020

Cash provided by (used in):

Operations
Net income for the period		$50,317	$5,582
Adjustments for:
Depreciation and depletion		39,779	17,104
Tax expense		19,957	29,820
Unrealized loss on foreign exchange contracts	10(b)(iii)	11,344	18,256
Loss from equity investment		2,660	1,003
Unrealized gain on gold contracts	10(b)(ii)	(42,068)	(23,677)
Change in fair value of warrants	16	(33,300)	(10,100)
Unrealized foreign exchange gain		2,046	(9,615)
Finance expense		9,525	6,892
Share-based compensation	12(b)(vi)	(105)	116
Income taxes paid		(960)	(7,617)
Other		2,766	3,507

Operating cash flow before non-cash changes in working capital		61,961	31,271

Changes in non-cash working capital:
Accounts receivable and other current assets		3,722	(3,976)
Inventory		14,637	3,649
Accounts payable and accrued liabilities		(957)	(27,465)

		79,363	3,479
Investing
Capital expenditures		(70,874)	(34,437)
Loan to i-80 Gold Corp	5	(20,750)	-
Acquisition of Leagold Mining Corporation		-	55,252
Other		1,982	(2,636)

		(89,642)	18,179
Financing
Finance fees paid		(5,301)	(14,976)
Lease payments		(3,766)	(531)
Decrease in restricted cash		(1,291)	(17)
Proceeds from option and warrant exercises	12	1,210	5,892
Draw down of loans and borrowings		-	509,680
Repayment of loans and borrowings		-	(323,870)
Net proceeds from equity financings		-	39,938
		(9,148)	216,116
Effect of foreign exchange on cash and cash equivalents		(5,169)	(2,438)
(Decrease) increase in cash and cash equivalents		(24,596)	235,336
Cash and cash equivalents, beginning of period		344,926	67,716
Cash and cash equivalents, end of period		320,330	303,052
Cash and cash equivalents reclassified as held for sale	6	(2,801)	-
Cash and cash equivalents, excluding amounts classified as held for sale, end of period		$317,529	$303,052

Supplemental cash flow information (note 19)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

4

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited, expressed in thousands of United States dollars, except share amounts)

	Share Capital
	Shares	Amount	Reserves	Deficit	Total
December 31, 2020 (as reported)	242,354,406	$1,518,042	$38,779	$(109,866)	$1,446,955
Adjustment on initial application of IAS 16 amendment (note 2(d))	-	-	-	1,568	1,568
December 31, 2020	242,354,406	1,518,042	38,779	(108,298)	1,448,523
Shares issued on exercise of warrants, stock options and RSUs (note 12(b))	487,462	3,821	(1,249)	-	2,572
Share-based compensation (note 12(b)(vi))	-	-	1,780	-	1,780
Net income and comprehensive income	-	-	-	50,317	50,317
Balance March 31, 2021	242,841,868	$1,521,863	$39,310	$(57,981)	$1,503,192

	Share Capital
	Shares	Amount	Reserves	Deficit	Total
December 31, 2019	113,452,363	$505,686	$27,959	$(130,586)	$403,059
Shares and options issued for acquisition of Leagold Mining Corporation	94,635,765	732,042	19,777	-	751,819
Shares issued in financings	6,472,491	40,000	-	-	40,000
Equity component of Convertible Notes	-	-	7,801	-	7,801
Shares issued on exercise of warrants, stock options and RSUs	1,640,451	11,877	(2,429)	-	9,448
Share-based compensation (note 12(b)(vi))	-	-	584	-	584
Share issue costs	-	(62)	-	-	(62)
Net income and comprehensive income	-	-	-	5,582	5,582
Balance March 31, 2020	216,201,070	$1,289,543	$53,692	$(125,004)	$1,218,231

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

5

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three months ended March 31, 2021 and 2020

1. Nature of operations

Equinox Gold Corp. (the “Company” or “Equinox Gold”) was incorporated under the Business Corporations Act of British Columbia on March 23, 2007. Equinox Gold’s primary listing is on the Toronto Stock Exchange (“TSX”) in Canada where its common shares trade under the symbol “EQX” and its warrants trade under the symbol “EQX.WT”. The Company’s shares also trade on the NYSE American Stock Exchange (“NYSE-A”) in the United States under the symbol “EQX”.

Equinox Gold is a mining company engaged in the operation, acquisition, exploration and development of mineral properties, with a focus on gold.

All of the Company’s principal properties are located in the Americas. At March 31, 2021, the Company had two properties in the United States, one property in Mexico and five in Brazil. Each property is wholly-owned by the Company. The Company’s producing assets at March 31, 2021 were the Mesquite Mine (“Mesquite”) and Castle Mountain Mine (“Castle Mountain”) in the United States, the Los Filos Mine Complex (“Los Filos”) in Mexico, and the Aurizona Mine (“Aurizona”), Fazenda Mine (“Fazenda”) and the RDM Mine (“RDM”) in Brazil. The Pilar Mine (“Pilar”) also in Brazil, was sold on April 7, 2021 (note 6). The Company’s Santa Luz project (“Santa Luz”) in Brazil is in construction.

In April 2021, subsequent to Quarter end, the Company acquired a wholly-owned interest in the producing Mercedes Mine (“Mercedes”) in Mexico, a 60% interest in the Greenstone Project (“Greenstone”) in Canada and interests in a number of exploration-stage properties in Canada.

2. Basis of preparation
(a) Basis of presentation

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, and do not include all of the information required for full annual financial statements prepared using International Financial Reporting Standards (“IFRS”). These condensed consolidated interim financial statements should be read in conjunction with the Company’s most recent annual audited financial statements for the year ended December 31, 2020. Except as described in note 2(d) and 19, the accounting policies applied in these condensed consolidated interim financial statements are the same as those applied in the Company’s annual audited consolidated financial statements for the year ended December 31, 2020.

These condensed consolidated interim financial statements were approved and authorized for issuance by the Company’s Board of Directors on May 5, 2021.

(b) Basis of consolidation
These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control is defined as Equinox Gold having power over the entity, rights to variable returns from its involvement with the entity, and the ability to use its power to affect the amount of returns. All intercompany transactions and balances are eliminated on consolidation.

6

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three months ended March 31, 2021 and 2020

2. Basis of preparation (continued)
At March 31, 2021, the Company’s material subsidiaries include the following:
Company	Location	Ownership Interest
Castle Mountain Venture	USA	100%
Desarrollos Mineros San Luis S.A. de C.V.	Mexico	100%
Fazenda Brasileiro Desenvolvimento Mineral Ltda	Brazil	100%
Mineração Aurizona S.A.	Brazil	100%
Mineração Riacho Dos Machados Ltda	Brazil	100%
Santa Luz Desenvolvimento Mineral Ltda	Brazil	100%
Western Mesquite Mines, Inc.	USA	100%

(c) Functional currency and presentation currency

Except as otherwise noted, these financial statements are presented in United States dollars (“US dollars”), the functional currency of the Company and its subsidiaries.

Transactions in foreign currencies are initially recorded in the functional currency by applying the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate prevailing at the date of the statement of financial position. Non-monetary assets and liabilities are translated at historical exchange rates, unless the item is carried at fair value, in which case it will be translated at the exchange rate in effect at the date when the fair value was determined. Resulting foreign exchange gains and losses are recognized in income or loss. Foreign currency gains and losses are reported on a net basis.

(d) Significant accounting policies
(i) IAS 16, Property, Plant and Equipment - Proceeds before Intended Use

On May 14, 2020, the IASB published a narrow scope amendment to IAS 16, Property, Plant and Equipment - Proceeds before Intended Use. The amendment prohibits deducting from the cost of property, plant and equipment amounts received from selling items produced while preparing the asset for its intended use. Instead, amounts received will be recognized as sales proceeds and related cost in profit or loss.

The effective date is for annual periods beginning on or after January 1, 2022. Earlier application is permitted. The amendment applies retrospectively, but only to items of property, plant and equipment made available for use in the earliest period presented in the financial statements in the year of adoption.

The Company adopted the amendment in its financial statements for the annual period beginning on January 1, 2021. On adoption, the Company reclassified $1.6 million of pre-commercial production net income earned in the fourth quarter from property, plant and equipment to the income statement for the year ended December 31, 2020, comprising $2.9 million in revenue, $1.0 million in production costs and $0.3 million in depreciation.

(ii) Presentation of finance fees and interest paid in statement of cash flows
Effective January 1, 2021, the Company made an accounting policy change to classify cash interest paid within the condensed consolidated statement of cash flows for the three months ended March 31, 2021 as a financing activity rather than an operating activity, which more appropriately reflects the nature of these cash flows. The comparative figures for the three-month period have been reclassified to conform with this change in accounting policy.

7

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three months ended March 31, 2021 and 2020

2. Basis of preparation (continued)
(e) Purchase price accounting measurement period adjustments

On March 10, 2020, the Company completed the acquisition of Leagold Mining Corporation (“Leagold” and the “Leagold Acquisition”).

As of December 31, 2020, the Company completed its allocation of the purchase price to the fair value of assets acquired and liabilities assumed. Comparative figures for the three months ended March 31, 2020 have been recast to reflect measurement period adjustments to inventories, mineral properties, plant and equipment, reclamation obligations and deferred tax liabilities. As a result of these measurement period adjustments, the Company recognized an additional $6.9 million in operating expenses, a reduction of $0.3 million in depreciation, and $0.6 million in tax expense for the three months ended March 31, 2020 from previously reported figures.

3. Use of judgements and estimates
In preparing these condensed consolidated interim financial statements, management has made judgements, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ. Significant judgements made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those applied in the most recent annual audited consolidated financial statements for the year ended December 31, 2020.

4. Inventory
	March 31, 2021	December 31, 2020
Heap leach ore (current and non-current)	$249,595	$268,703
Less: Non-current portion of heap leach ore	(121,989)	(130,888)

Current portion of heap leach ore	127,606	137,815
Stockpiles	10,095	13,514
Work-in-process	19,945	14,988
Supplies	33,352	37,473
Finished goods	5,020	4,500
Current inventory	$196,018	$208,290

Non-current inventory relates to heap leach ore at Mesquite and Castle Mountain not expected to be recovered in the next twelve months.

For the three months ended March 31, 2021, impairment charges of $8.5 million, $0.4 million and $0.1 million, respectively, were recorded to adjust heap leach ore, work-in-process and stockpiles at Los Filos. Impairment charges of $0.8 million, $1.7 million and $0.4 million, respectively, were recorded to adjust stockpiles, work-in-process and finished goods at Pilar. Impairment charges recognized are included in production costs.

8

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three months ended March 31, 2021 and 2020

5. Other Current Assets
In connection with the acquisition of Premier Gold Mines Limited (“Premier” and the “Premier Transaction”) (note 23(a)), the Company advanced to i-80 Gold Corp. (“i-80 Gold”) a $20.8 million bridge loan. The loan accrues interest at 5% per annum and matures ten days following closing of the Premier Transaction. At March 31, 2021, the Company recorded the principal and accrued interest due on the bridge loan of $20.8 million within other current assets. The bridge loan was repaid in full by i-80 Gold on April 16, 2021.

6. Assets held for sale

During the Quarter the Company was finalizing the terms of an agreement to sell its Pilar mine. As such, the Company determined that Pilar met the requirements to be classified as held for sale as at March 31, 2021. As required by IFRS, the Company measured the asset group at the lower of the carrying value and fair value less costs to sell (“FVLCS”). The expected purchase consideration was used as the basis for determining the fair value. In performing this assessment, the Company concluded that the carrying value of Pilar of $1.0 million was lower than the FVLCS and no adjustment was required at March 31, 2021.

On April 19, 2021, the Company completed the sale of Pilar to Pilar Gold Inc. for aggregate consideration of:

• $38.0 million, payable as follows:

• $10.5 million on closing of the sale;

• $10.0 million payable on or before May 31, 2021; and

• $17.5 million payable on or before July 31, 2021

• 9.9% equity interest in Pilar Gold Inc.; and a

• 1% net smelter returns (“NSR”) royalty on production from Pilar.

The assets and liabilities of Pilar at March 31, 2021 classified as held for sale are as follows:

Cash and cash equivalents	$2,801
Trade and other receivables	1,574
Inventory	4,824
Mineral properties, plant & equipment	7,093
Other assets	4,132
Assets classified as held for sale	$20,424

Accounts payable and accrued liabilities	$9,465
Reclamation obligation	7,172
Other long-term liabilities	2,753
Liabilities associated with assets held for sale	$19,390

Net assets classified as held for sale	$1,034

9

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three months ended March 31, 2021 and 2020

7. Mineral properties, plant and equipment (Continued)
	Mineral properties	Plant and equipment	Construction in-progress	Other	Total
Cost

Balance - December 31, 2020	$1,372,327	$641,303	$35,642	$2,758	$2,052,030
Additions	58,788	43,802	9,264	276	112,130
Transfers	(787)	787	-	-	-
Disposals	(8)	(30,373)			(30,381)
Reclassified to assets held for sale	(1,516)	(5,577)	-	-	(7,093)
Change in reclamation cost asset	(5,254)	-	-	-	(5,254)
Balance - March 31, 2021	$1,423,550	$649,942	$44,906	$3,034	$2,121,432
Accumulated depreciation

Balance - December 31, 2020	$90,734	$115,270	$-	$1,053	$207,057
Additions	18,658	27,191	-	169	46,018
Transfers	689	(689)	-	-	-
Disposals	-	(27,237)	-	-	(27,237)
Balance - March 31, 2021	$110,081	$114,535	$-	$1,222	$225,838

Net book value:
At December 31, 2020	$1,281,593	$526,033	$35,642	$1,705	$1,844,973
At March 31, 2021	$1,313,469	$535,407	$44,906	$1,812	$1,895,594

During the three months ended March 31, 2021, the Company capitalized to construction-in-progress $8.3 million (December 31, 2020 - $3.5 million) of costs at Santa Luz.

Mineral properties at March 31, 2021 includes $63.4 million (December 31, 2020 - $63.4 million) allocated to the mineral interest at Los Filos as part of the Leagold purchase price allocation, which is not currently subject to depletion.

Certain of the Company’s mining properties are subject to royalty arrangements based on their NSR or gross revenues. At March 31, 2021, the Company’s significant royalty arrangements were as follows:
Mineral property	Royalty arrangements
Mesquite	Weighted average life of mine NSR of 2.0%
Castle Mountain	2.65% NSR
Los Filos	3% of gross sales at Xochipala concession; 1.5% EBITDA; 0.5% gross revenues
Aurizona	1.5% of gross sales; 3-5% sliding scale NSR based on gold price
Fazenda	0.75-1.5% of gross sales
RDM	1-1.5% of gross sales

10

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three months ended March 31, 2021 and 2020

8. Investment in associate
Details of the Company’s investment in associate as at March 31, 2021 and December 31, 2020 are as follows:
Name of equity accounted for investee	Principal Activity	Principal place of business	Ownership interest		Fair value(1)		Carrying amount(2)
			2021	2020	2021	2020	2021	2020
Solaris Resources (“Solaris”)	Exploration	Ecuador	25.9%	26.5%	$184,647	$132,026	$12,573	$22,287

(1)    The fair value of the Company’s interest in Solaris includes the fair value of 17,826,737 common shares and 9,218,750 warrants. The common shares were valued based on the quoted market price per share at March 31, 2021 and December 31, 2020, of C$8.98 and C$6.08, respectively, which is a Level 1 input in terms of IFRS 13. The warrants were valued using the Black Scholes option pricing model to determine the fair value per warrant, which is a Level 2 input in terms of IFRS 13.

(2)      The Company holds 10,218,750 warrants exercisable into common shares of Solaris. The value of 9,218,750 warrants are included in the carrying amount of the investment and 1,000,000 warrants are accounted for separately as a derivative asset (note 10(a)).

On March 30, 2021, the Company announced the sale of a portion of its shareholdings in Solaris totaling ten million units, including one common share and one-half common share purchase warrant (each whole warrant being a “Warrant”) (the “Solaris Units”) to Augusta Investments Inc. and a strategic shareholder for gross proceeds of C$82.5 million. Each Warrant entitles the holder to acquire one common share of Solaris from the Company at a price of C$10.00 for a period of twelve months.

The Company determined that the portion of the Company’s interest in Solaris to be sold met the requirements to be classified as held for sale as at March 30, 2021. As required by IFRS, the Company measured the asset group at the lower of the carrying value and FVLCS. The expected purchase consideration was used as the basis for determining the fair value. In performing this assessment, the Company concluded that the carrying value of the Company’s interest in Solaris to be sold was lower than the FVLCS and no adjustment was required at March 30, 2021.

For the purposes of applying the equity method of accounting, the consolidated financial statements of Solaris as at December 31, 2020 have been used and appropriate adjustments have been made for the effects of significant transactions between that date and March 31, 2021. The following table summarizes the change in the carrying amount of the Company’s investment in Solaris:

Balance - December 31, 2020	$22,287
Company’s share of net loss of Solaris	(2,660)
Investment classified as held for sale	(7,054)
Balance - March 31, 2021	$12,573

11

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three months ended March 31, 2021 and 2020

8. Investment in associate (continued)
Summarized financial information in respect of the Company’s associate as at and for the three months ended March 31, 2021 and December 31, 2020, is set out below. The summarized financial information below represents amounts in the associate’s condensed consolidated interim financial statements prepared in accordance with IFRS.
	2021	2020
Current assets	$64,547	$72,295
Non-current assets	20,652	20,652
Total assets	85,199	92,947
Current liabilities	7,348	3,141
Non-current liabilities	1,015	544
Total liabilities	8,363	3,685
Non-controlling interest	7,914	7,766
Net assets of associate attributable to shareholders	68,922	81,496
Equinox Gold’s share of net assets	17,841	21,096
Investment classified as held for sale	(7,054)	-
Other equity adjustments	1,786	1,191
Carrying amount	$12,573	$22,287

	Three months ended March 31,
	2021	2020
Net loss	$10,424	$3,642
Net comprehensive loss	$10,424	$4,464

On April 28, 2021, the Company completed the sale of the Solaris Units and received $66.6 million (C$82.5 million) in cash proceeds.

On completion of the sale, the Company holds 17,826,737 Solaris shares and warrants exercisable into 10,218,750 Solaris shares, representing an approximately 16.6% interest in Solaris on a non-diluted basis and 19.9% on a diluted basis.

9. Loans and borrowings
	Note	March 31, 2021	December 31, 2020
Credit Facility	9(a)	$290,651	$289,910
2020 Convertible Notes	9(b)	127,287	126,645
2019 Convertible Notes	9(b)	129,418	128,686

		547,356	545,241
Less: Current portion of loans and borrowings		(20,000)	(13,333)
Non-current portion of loans and borrowings		$527,356	$531,908

(a) Credit Facility
In March 2020, the Company amended its corporate revolving credit facility with a syndicate of lenders led by The Bank of Nova Scotia, Société Générale, Bank of Montreal and ING Capital LLC. The amended credit facility is comprised of a $400 million revolving loan (the “Revolving Facility”) and $100 million amortizing term loan (the “Term Loan”) (together, the “Credit Facility”). At March 31, 2021, the Company had drawn the full amount of the Term Loan and $200 million from the Revolving Facility.

12

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three months ended March 31, 2021 and 2020

9. Loans and borrowings (continued)

The Credit Facility bears interest at an annual rate of LIBOR plus 2.5% to 3.75%, subject to certain leverage ratios. The Revolving Facility matures on March 8, 2024, at which date it must be repaid in full and the Term Loan matures on March 10, 2025 with quarterly repayments equal to 6.67% of principal beginning September 30, 2021 through to maturity.

The Credit Facility is secured by first-ranking security over all present and future property and assets of the Company. The Credit Facility is subject to standard conditions and covenants, including maintenance of debt service coverage ratio, leverage ratio and minimum liquidity of $50 million. As at March 31, 2021, the Company is in compliance with these covenants.

(b) Convertible Notes

In April 2019, the Company issued $139.7 million in Convertible Notes (the “2019 Notes”) to Mubadala Investment Company (“Mubadala”) and Pacific Road Resources Funds (“Pacific Road”). The 2019 Notes mature on March 10, 2025 and bear interest at a fixed rate of 5% per year payable quarterly in arrears. The 2019 Notes are convertible at the holder’s option into common shares of the Company at a fixed conversion price of $5.25 per share.

In March 2020, the Company issued $139.3 million in Convertible Notes (the “2020 Notes”) to Mubadala and Pacific Road. The 2020 Notes mature on March 10, 2025 and bear interest at a fixed rate of 4.75% per year payable quarterly in arrears. The 2020 Notes are convertible at the holder’s option into common shares of the Company at a fixed conversion price of $7.80 per share.

Holders may exercise their conversion option at any time, provided that the holder owns less than 20% of the outstanding common shares of the Company.

Security for the 2019 Notes and 2020 Notes includes a charge over all present and future property and assets of the Company and is subordinate to the Credit Facility.

(c) Loans and borrowings continuity
The following is a summary of the changes in loans and borrowings arising from investing and financing activities for the three months ended March 31, 2021:

Balance - December 31, 2019	$264,049
Debt assumed in Leagold Acquisition, including accrued interest	323,870
$380 million draw from Credit Facility, net of deferred financing costs	372,682
Debt component of Convertible Notes, net of deferred financing costs	124,622
Repayment of debt and accrued interest	(547,463)
Modification gain and transaction costs incurred on Credit Facility	(4,839)
Accretion and accrued interest	12,320
Balance - December 31, 2020	$545,241
Interest paid	(5,301)
Accretion and accrued interest	7,416
Balance - March 31, 2021	$547,356

13

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three months ended March 31, 2021 and 2020

10. Derivative financial instruments
(a) Derivative financial asset

The Company holds 10,218,750 warrants each exercisable into one common shares of Solaris. The value of 9,218,750 warrants is included in the carrying amount of the Company’s investment in associate (note 8) and 1,000,000 warrants are accounted for separately as a derivative asset.

The fair value of the warrants is determined using the Black Scholes option pricing model with the following assumptions:

March 31, 2021
Risk-free rate	0.21%
Warrant expected life	1.75 years
Expected volatility	76.8%
Expected dividend	0.0%
Strike price (C$)	$6.75
Share price (C$)	$8.98
During the three months ended March 31, 2021, the Company recognized a $3.3 million mark-to-market gain on revaluation of the warrants in other income.
(b) Derivative financial liabilities
(i) Subscription receipts

In April 2021, the Company completed a non-brokered private placement (the “Private Placement”) in two tranches, issuing subscription receipts at a price of C$10.00 per subscription receipt for gross proceeds of C$75.0 million. Each subscription receipt entitled the holder to receive one common share of Equinox Gold upon completion of the Premier Transaction. Certain of the Company’s executives and directors subscribed for C$40.4 million in subscription receipts, which is a related party transaction.

At March 31, 2021, the Company recognized the C$75.0 million of escrowed funds in current restricted cash and an offsetting derivative liability representing its obligation to exchange subscription receipts for common shares of Equinox Gold upon completion of the Premier Transaction. The obligation is considered a derivative financial instrument due to the subscription receipts being priced in Canadian dollars which differs from the Company’s functional currency of US dollars.

Concurrent with completion of the Premier Transaction on April 7, 2021 (note 23(a)), the Company exchanged the subscription receipts for common shares and the escrowed funds were released to the Company.

14

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three months ended March 31, 2021 and 2020

10. Derivative financial instruments (continued)
(ii) Gold collars and forward contracts

As part of the Leagold Acquisition, the Company assumed gold collar contracts with put and call strike prices of $1,325 and $1,430 per ounce, respectively, for 3,750 ounces per month to September 2022. The Company also assumed forward contracts with an average fixed gold price of $1,350 per ounce for 4,583 ounces per month to September 2022. As of March 31, 2021, the Company had 67,514 ounces and 82,486 ounces remaining to be delivered under its gold collars and forward contracts, respectively.

The gold collars and forward contracts have not been designated as hedges and are recorded at fair value at the end of each reporting period with changes in fair value recognized in other expense.

The fair value of gold collars and forward contracts at March 31, 2021 was a liability of $49.3 million (December 31, 2020 - $91.4 million), of which $32.6 million was recorded as current derivative liabilities. For the three months ended March 31, 2021 and 2020, the Company recognized the following within other income (note 16):

				Three months ended March 31,
			2021	2020
Realized loss on settlement of gold contracts			$10,319	$1,724
Unrealized gain on revaluation of gold contracts outstanding			(42,068)	(23,744)

			$(31,749)	$(22,020)
(iii) Foreign exchange contracts
Certain of the Company’s expenditures at its Brazilian and Mexican operations are denominated in the Brazilian Réal (“BRL”) and the Mexican Peso (“MXP”), respectively. The Company has implemented a foreign currency exchange risk management program to reduce its exposure to fluctuations in the value of the BRL and MXP relative to the US dollar.
As at March 31, 2021, the Company had in place USD:BRL and USD:MXP put and call options with the following notional amounts, weighted average rates and maturity dates:
	USD notional amount		Call options’ weighted average strike price	Put options’ weighted average strike price
Currency	Within 1 year	1-2 years
BRL	$205,795	$25,983	4.68	5.43
MXP	79,000	7,000	20.66	23.86

The foreign exchange contracts have not been designated as hedges and are recorded at fair value at the end of each reporting period with changes in fair value recognized in other expense. The Company entered into these contracts at no premium and therefore incurred no investment costs at inception.

The fair value of foreign exchange contracts at March 31, 2021 was a liability of $23.9 million (December 31, 2020 - $12.5 million), of which $2.2 million was recorded as current derivative liabilities. For the three months ended March 31, 2021, the Company recognized the following within other income (note 16):

			Three months ended March 31,
			2021	2020
Realized loss on settlement of foreign exchange contracts			$-	$251
Unrealized loss on revaluation of foreign exchange contracts			11,344	18,256

			$11,344	$18,507

15

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three months ended March 31, 2021 and 2020

10. Derivative financial instruments (continued)
(iv) Equinox Gold warrant liability

The functional currency of the Company is the US dollar. The Equinox Gold warrants were not issued for goods or services rendered. As the exercise price of the Company’s share purchase warrants is fixed in Canadian dollars, these warrants are considered a derivative as a variable amount of cash in the Company’s functional currency will be received on exercise. Accordingly, the Equinox Gold warrants are classified and accounted for as a derivative liability at fair value through net income or loss.

The fair value of the warrants is determined using the Black Scholes option pricing model at the period-end date or the market price on the TSX for warrants that are trading.

Balance - December 31, 2020		$50,666
Warrants exercised		(1,363)
Change in fair value (note 16)		(29,984)
Balance - March 31, 2021		$19,319

The fair value of non-traded warrants was calculated with the following weighted average assumptions:
	March 31, 2021	December 31, 2020
Risk-free rate	0.19%	0.2%
Warrant expected life	0.8 years	1.0 years
Expected volatility	38.2%	47.1%
Expected dividend	0.0%	0.0%
Share price (C$)	$11.19	$14.02
The fair value of traded warrants was based on the market price of C$0.19 per warrant on March 31, 2021 (December 31, 2020 - C$0.58).

11. Leases
(a) Right-of-use assets
	Plant and equipment	Computer and office equipment
Balance - December 31, 2020	$16,383	$586
Additions	27,844	-
Depreciation	(2,796)	(68)
Balance - March 31, 2021	$41,431	$518

(b) Lease liabilities
	March 31, 2021	December 31, 2020
Current lease liabilities included in other current liabilities	$15,803	$8,935
Non-current lease liabilities included in other long-term liabilities	27,152	9,949
	$42,955	$18,884

In February 2021, the Company entered into a new three-year lease agreement for the use of mining equipment to replace part of the Company’s mining fleet at Mesquite. The Company makes quarterly fixed payments for the usage of the assets during the contract period. On commencement of the lease, the Company recognized a $27.8 million right-of-use asset and related lease liability.

16

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three months ended March 31, 2021 and 2020

12. Share capital
(a) Authorized and issued
The Company is authorized to issue an unlimited number of common shares with no par value.
(b) Share based compensation plans
(i) Share purchase options
A summary of the Company’s share purchase options is as follows:
				Shares issuable on exercise of options	Weighted average exercise price (C$)
Outstanding - December 31, 2020				2,919,070	$7.09
Exercised				(27,155)	6.07
Outstanding - March 31, 2021				2,891,915	$7.10
Total share-based compensation expense for the three months ended March 31, 2021 related to the vesting of stock options was $0.1 million (2020 - $0.1 million).
At March 31, 2021, the Company had the following options issued and outstanding:
Options Outstanding				Options Exercisable
Range of exercise price (C$)	Number of options	Weighted average exercise price (C$)	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price (C$)
$1.89 - $2.99	591,820	$2.89	0.44	591,820	$2.89
$3.00 - $4.99	3,000	4.75	2.34	3,000	4.75
$5.00 - $6.99	1,192,110	5.72	1.80	1,186,656	5.72
$7.00 - $8.99	679,623	8.54	1.02	679,623	8.54
$9.00 - $17.15	425,362	14.52	1.77	269,162	16.10
	2,891,915			2,730,261
The weighted average exercise price of options exercisable at March 31, 2021 was C$6.83.

17

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three months ended March 31, 2021 and 2020

12. Share capital (continued)
(ii) Restricted share units
Equity settled RSUs

During the three months ended March 31, 2021, the Company granted 0.5 million Restricted Share Units (“RSUs”) (three months ended March 31, 2020 - 0.1 million) and 0.2 million Performance Restricted Share Units (“pRSUs”) (three months ended March 31, 2020 - nil) to directors, officers and employees. The fair value of RSUs was determined based on the Company’s share price on the date of grant. The weighted average share price for RSUs granted during the Quarter was C$12.80 (three months ended March 31, 2020 2020 - nil).

The pRSUs vest in two tranches and the number of shares issued will range from 0% to 200% of the grant based on the achievement of gold production targets and total shareholder return compared to the S&P Gold Miners Index over a three-year period. Compensation expense related to the pRSUs is recorded over the three-year vesting period and the amount is adjusted at each reporting period to reflect the change in quoted market value of the Company’s common shares, the number of pRSUs expected to vest, and the expected performance factor.

A continuity table of the equity-settled RSUs and pRSUs outstanding is as follows:
	RSUs	pRSUs
Outstanding - December 31, 2020	709,706	1,145,300
Granted	500,191	236,800
Settled	(230,131)	-
Forfeited	(19,736)	-
Outstanding - March 31, 2021	960,030	1,382,100
Total share-based compensation expense for the three months ended March 31, 2021 related to the vesting of RSUs and pRSUs was $1.3 million (three months ended March 31, 2020 - $0.2 million).
Cash-settled RSUs
During the three months ended March 31, 2021, the Company granted 0.1 million cash-settled RSUs (three months ended March 31, 2020 - nil) with a weighted average grant date fair value of C$12.80.
A continuity table of the cash-settled RSUs outstanding is as follows:
	RSUs	pRSUs
Outstanding - December 31, 2020	144,800	-
Granted	67,800	7,700
Settled	(85,650)	-
Outstanding - March 31, 2021	126,950	7,700
The total fair value of cash-settled RSUs outstanding as at March 31, 2021 was $0.4 million (December 31, 2020 - $1.2 million) and is included in other liabilities.

18

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three months ended March 31, 2021 and 2020

12. Share capital (continued)
(iii) Performance share units
In March 2020, the Company issued 369,915 replacement PSUs in the Leagold Acquisition. The PSUs vest in three tranches based on the achievement of certain gold production targets at the Los Filos, Fazenda, RDM, Pilar and Santa Luz mines and are payable in cash. All unvested PSUs expire on December 31, 2021. The fair value of the PSUs is based on the current share price and reflects management’s best estimates of the probability that gold production targets will be achieved.
A continuity table of the PSUs outstanding is as follows:
PSUs outstanding
Outstanding - December 31, 2020	282,876
Settled	(48,355)
Outstanding - March 31, 2021	234,521
The total fair value of PSUs outstanding as at March 31, 2021 was $0.5 million (December 31, 2020 - $2.3 million) and is included in other current liabilities.
(iv) Deferred share units
During the three months ended March 31, 2021, the Company granted 0.1 million (three months ended March 31, 2020 - 0.3 million) Deferred Share Units (“DSUs”) with a weighted average grant date fair value of C$13.50.
A continuity table of the DSUs outstanding is as follows:

	DSUs outstanding
Outstanding - December 31, 2020	125,437
Granted	6,976
Outstanding - March 31, 2021	132,413
The total fair value of DSUs outstanding as at March 31, 2021 was $1.1 million (December 31, 2020 - $1.3 million) and is included in other liabilities.
(v) Share purchase warrants
A continuity table of the Company’s share purchase warrants is as follows:
	Shares issuable on exercise of warrants	Weighted average exercise price (C$)
Outstanding - December 31, 2020	19,025,158	$14.00
Exercised	(230,176)	6.59
Expired	(10,520)	12.17
Outstanding - March 31, 2021	18,784,462	$14.09

19

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three months ended March 31, 2021 and 2020

12. Share capital (continued)
At March 31, 2021, the Company had the following share purchase warrants issued and outstanding:
Range of exercise price (C$)(1)	Shares issuable on exercise of warrants	Weighted average exercise price (C$)(1)	Expiry dates
$3.67 - $4.99	317,454	$3.67	May 2021
$5.00 - $9.99	614,117	5.30	December 2022 - May 2023
$10.00 - $14.99	1,835,232	10.89	May 2021 - March 2022
$15.00	16,017,659	15.00	October 2021
	18,784,462
(1) 17,460,462 warrants with a weighted average exercise price of C$14.34 are exercisable into one common share of Equinox Gold and one-quarter of a share of Solaris. Equinox Gold will receive nine-tenths of the proceeds from the exercise of each of these warrants and the remaining proceeds will be paid to Solaris.
(vi) Share-based compensation expense
The following table summarizes non-cash share-based compensation expense for the period:
			Three months ended March 31,
			2021	2020
	Share purchase option expense		$150	$111
	RSU expense		1,278	205
	PSU expense (recovery)		(1,007)	133
	DSU expense (recovery)		(316)	(344)

	Total compensation expense		$105	$105

	Compensation expense included in:
	General and administration		$(102)	$87
	Operating expenses		198	(24)
	Exploration		9	42
			$105	$105

13. revenue
(a) Gold offtake arrangement
As part of the Leagold Acquisition, the Company assumed offtake arrangements with Orion Mine Finance (“Orion”) that provide for gold offtake of 50% of the gold production from Los Filos and 35% of the gold production from the Fazenda, RDM, Pilar and Santa Luz mines at market prices, until a cumulative delivery of 1.1 million ounces and 0.7 million ounces, respectively, to Orion has been achieved. As at March 31, 2021, a total of 0.4 million ounces had been delivered to Orion under the terms of the offtake arrangements.
(b) Silver streaming arrangement
As part of the Leagold Acquisition, the Company assumed a silver streaming agreement with Wheaton Precious Metals Corp. (“WPM”) under which the Company must sell to WPM a minimum of 5 million payable silver ounces produced by Los Filos from August 5, 2010 to the earlier of the termination of the agreement and October 15, 2029 at the lesser of $3.90 per ounce and the prevailing market price, subject to an inflationary adjustment. The contract price is revised each year on the anniversary date of the contract, which at the Leagold acquisition date was $4.43 per ounce, and at March 31, 2021 was $4.46 per ounce. As at March 31, 2021, a total of 1.9 million ounces had been delivered to WPM under the terms of the streaming agreement.

20

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three months ended March 31, 2021 and 2020

14. operating expenses
Operating expenses consists of the following components by nature:
	Three months ended March 31,
	2021	2020
Raw materials and consumables	$64,319	$31,888
Salaries and employee benefits	13,735	13,508
Contractors	25,490	12,535
Repairs and maintenance	11,274	5,612
Site administration	25,364	13,785
Royalties	5,726	4,292

	145,908	81,620
Change in inventories	890	(5,131)
Total operating expenses	$146,798	$76,489

15. General and administration
General and administration expenses for the Company consists of the following components by nature:
	Three months ended March 31,
	2021	2020
Salaries and benefits	$2,424	$1,564
Share-based compensation	(102)	99
Professional fees	2,378	3,091
Office and other expenses	2,490	1,695
Amortization	169	184
Total general and administration	$7,359	$6,633

16. Other income
Other income consists of the following components:
		Three months ended March 31,
	Note	2021	2020
Foreign exchange gain		$1,153	$7,477
Realized and unrealized gain on gold contracts	10(ii)	31,749	22,020
Change in fair value of warrants	8, 10(iv)	33,300	10,100
Realized and unrealized losses on foreign exchange contracts	10(iii)	(11,344)	(18,507)
Loss from investment in associate	8	(2,660)	(1,003)
Other income (expense)		(5,523)	(4,471)
Total other income		$46,675	$15,616

21

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three months ended March 31, 2021 and 2020

17. Segmented information
Three months ended March 31, 2021
	Revenue	Operating expenses	Depreciation and depletion	Exploration expenses	Other expenses	Income (loss) from operations
Mesquite	$41,429	$(24,951)	$(4,097)	$-	$-	$12,381
Aurizona	58,162	(22,786)	(9,667)	(741)	-	24,968
Los Filos	50,736	(56,938)	(7,537)	(85)	(1,089)	(14,913)
Fazenda	30,762	(12,505)	(8,881)	(1,280)	-	8,096
RDM	28,059	(14,839)	(5,951)	(73)	-	7,196
Other operating mines(1)	20,554	(14,779)	(2,527)	(556)	(924)	1,768
Development projects(2)	-	-	-	(232)	(397)	(629)
Corporate and other	-	-	-	-	(6,962)	(6,962)
	$229,702	$(146,798)	$(38,660)	$(2,967)	$(9,372)	$31,905
(1) Includes Castle Mountain and Pilar. (2) Includes Santa Luz.

Three months ended March 31, 2020
	Revenue	Operating expenses	Depreciation and depletion	Exploration expenses	Other expenses	Income (loss) from operations
Mesquite	$57,521	$(32,113)	$(4,394)	$(6)	$-	$21,008
Aurizona	48,708	(25,221)	(9,300)	(577)	-	13,610
Los Filos	11,557	(11,630)	(2,625)	(21)	-	(2,719)
Other operating mines(1)	12,249	(7,525)	(601)	(9)	(944)	3,170
Development projects(2)	-	-	-	(2,031)	-	(2,031)
Corporate and other	-	-	-	-	(6,633)	(6,633)
	$130,035	$(76,489)	$(16,920)	$(2,644)	$(7,577)	$26,405
(1) Includes Fazenda, RDM and Pilar, which were acquired on March 10, 2020. (2) Includes Castle Mountain and also Santa Luz, which was acquired on March 10, 2020.
Information about the carrying amount of the Company’s assets and liabilities by operating segment is detailed below:
		Total assets			Total liabilities
		March 31,	December 31,		March 31,	December 31,
		2021	2020		2021	2020
Los Filos		$1,077,012	$1,066,378		$(289,557)	$(271,712)
Aurizona		348,202	338,792		(44,869)	(49,261)
Mesquite		297,298	262,758		(67,072)	(36,032)
Fazenda		195,273	180,397		(48,438)	(52,261)
RDM		132,743	144,025		(38,486)	(42,146)
Other operating mines		253,265	268,275		(44,326)	(45,059)
Development projects		206,742	209,215		(15,618)	(10,605)
Corporate and other		251,259	203,560		(710,236)	(717,801)
		$2,761,794	$2,673,400		$(1,258,602)	$(1,224,877)

22

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three months ended March 31, 2021 and 2020

17. segmented information (continued)
Information about the Company’s non-current assets and revenue by jurisdiction is detailed below:
	March 31, 2021	December 31, 2020
Mexico	$928,002	$919,464
Brazil	615,861	686,804
United States	434,834	391,525
Canada	81,626	28,014
Total non-current assets	$2,060,323	$2,025,807

18. Basic and diluted earnings per share
Information about the Company’s earnings per share (“EPS”), calculated on a basic and diluted basis, is detailed below:
	Three months ended
	March 31, 2021			March 31, 2020
	Weighted average shares outstanding	Net income	Earnings per share	Weighted average shares outstanding	Net income	Earnings per share
Basic EPS	242,576,291	$50,317	$0.21	138,000,552	$5,582	$0.04
Dilutive share options	1,248,817	-		1,559,209	-
Dilutive RSUs	1,780,309	-		672,013	-
Dilutive convertible notes	44,458,210	4,318		-	-
Dilutive warrants	1,556,814	(14,705)		-	-
Diluted EPS	291,620,441	$39,930	$0.14	140,231,774	$5,582	$0.04

For the three months ended March 31, 2021, 16.0 million warrants and 0.4 million options (three months ended March 31, 2020 - 33.7 million warrants, 0.4 million options and 30.6 million shares issuable for convertible notes) were anti-dilutive.

19. Supplemental cash flow information
During the three months ended March 31, 2021 and 2020, the Company conducted the following non-cash investing and financing transactions:
	Three months ended March 31,
	2021	2020
Non-cash changes in accounts payable in relation to capital expenditures	$(5,455)	$(4,205)
Non-cash change in restricted cash and current derivative liabilities in relation to subscription receipts	59,625	-
Right-of-use assets recognized (note 11(a))	27,844	-
Shares, options, warrants, DSUs and PSUs issued in Leagold Acquisition	-	764,083

23

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three months ended March 31, 2021 and 2020

20. Financial instrument risk exposure and risk management

Market risk is the risk that changes in market factors, such as foreign exchange, commodity prices or interest rates will affect the value of the Company’s financial instruments. Market risks are managed by either accepting the risk or mitigating it through the use of derivatives and other economic hedges. As at March 31, 2021, there are no substantial changes to the market risk described in Note 28: Financial Instrument Risk Exposure and Risk Management to the Company’s Consolidated Annual Financial Statements.

The Company manages its exposure to fluctuations in commodity prices, and foreign exchange rates by entering into derivative financial instruments from time to time, in accordance with the Company's risk management policy. Details of these contracts are included in Note 10.

21. Fair value measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels in which to classify the inputs of valuation techniques used to measure fair values.

Level 1 - quoted market prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly, such as prices, or indirectly (derived from prices).

Level 3 - inputs are unobservable (supported by little or no market activity) such as non-corroborative indicative prices for a particular instrument provided by a third party.

As at March 31, 2021, marketable securities and listed share purchase warrants of the Company are measured at fair value using Level 1 inputs and non-listed warrants, gold collars and forward contracts and foreign exchange collars are measured at fair value using Level 2 inputs. The fair value of the long-term receivables, Convertible Notes and Revolving Facility, for disclosure purposes, are determined using Level 2 inputs. The carrying values of cash and cash equivalents, accounts receivable, reclamation bond, and accounts payable and accrued liabilities approximate fair value due to their short terms to maturity.

The fair value of marketable securities is measured based on the quoted market price of the related common shares at each reporting date, and changes in fair value are recognized in net income (loss).

The fair value of the listed warrants is measured based on the quoted market price of the warrants at each reporting date. The fair value of the non-listed warrants is determined using an option pricing formula (note 10(iv)). The fair value of gold collars and forwards swap contracts is measured based on forward gold prices and the fair value of foreign exchange contracts is measured based on forward foreign exchange rates.

The fair value of the long-term receivables, Convertible Notes and Credit Facility for disclosure purposes is determined using discounted cash flows based on the expected amounts and timing of the cash flows discounted using a market rate of interest adjusted for appropriate credit risk. There were no transfers between fair value levels during the three months ended March 31, 2021.

24

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three months ended March 31, 2021 and 2020

21. Fair value measurements (continued)
The following table provides the fair value of each classification of financial instrument:
	March 31,	December 31,
	2021	2020

Loans and receivables:
Cash and cash equivalents	$317,529	$344,926
Restricted cash	63,867	3,210
Trade receivables	4,666	17,212
Receivable from asset sales	3,515	6,429
Long-term receivables	6,035	5,768
Reclamation bonds and other receivables	136	136
Financial assets at FVTPL:
Marketable securities	2,116	3,121
Solaris warrants	3,316	-
Total financial assets	$401,180	$380,802

Financial liabilities at FVTPL:
Traded warrants	$12,097	$36,455
Non-listed warrants	7,221	14,211
Gold collars and forward contracts	49,326	91,393
Foreign exchange contracts	23,851	12,507
Cash settled equity awards	4,011	4,831
Subscription receipts	59,625	-
Other:
Accounts payable and accrued liabilities	121,572	119,641
Convertible Notes	429,692	521,873
Credit Facility	300,986	300,599
Total financial liabilities	$1,008,381	$1,101,510

22. Commitments and contingencies
At March 31, 2021, the Company had the following contractual obligations outstanding which are expected to be settled in the time periods indicated:
	Total	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Thereafter
Loans and borrowings and accrued interest	$655,899	43,768	50,222	249,147	312,762	-	-
Accounts payable and accrued liabilities	121,572	121,572	-	-	-	-	-
Reclamation obligations(1)	158,740	4,220	8,994	10,644	10,246	15,818	108,818
Purchase commitments	82,034	77,426	4,239	347	8	7	7
Gold contracts	108,950	92,255	16,695	-	-	-	-
Foreign exchange contracts	23,851	21,697	2,154	-	-	-	-
Lease commitments	47,912	18,198	13,053	12,977	3,659	6	19
Total	$1,198,958	379,136	95,357	273,115	326,675	15,831	108,844
(1) Amount represents undiscounted future cash flows.

25

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three months ended March 31, 2021 and 2020

22. Commitments and contingencies (continued)

Due to the nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events. While the outcomes of these matters are uncertain, based upon the information currently available, the Company does not believe that these matters in aggregate will have a material adverse effect on its consolidated financial statements. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effect of these changes in its consolidated financial statements in the period in which such changes occur.

The Company is a defendant in various lawsuits and legal actions, including for alleged fines, taxes and labour related matters in the jurisdictions in which it operates. Management regularly reviews these lawsuits and legal actions with outside counsel to assess the likelihood that the Company will ultimately incur a material cash outflow to settle the claim. To the extent management believes it is probable that a cash outflow will be incurred to settle the claim, a provision for the estimated settlement amount is recorded. At March 31, 2021, the Company recorded a legal provision for these items totaling $12.3 million (December 31, 2020 - $13.2 million) which is included in other long-term liabilities.

The Company is contesting federal income and municipal VAT assessments in Brazil. Brazilian courts often require a taxpayer to post cash or a guarantee for the disputed amount before hearing a case. It can take up to five years to complete an appeals process and receive a final verdict. The Company may in the future have to post security, by way of cash, insurance bonds or equipment pledges, with respect to certain federal income and municipal tax assessments being contested, the amounts and timing of which are uncertain. The Company and its advisor believe the federal income and municipal tax assessments under appeal are wholly without merit and no provision has been recorded with respect to these matters.

In certain jurisdictions where the Company operates, entities that are exporters are permitted to maintain offshore bank accounts and are required to register all transactions resulting in deposits into and payments out of those accounts. The Company has identified that in certain instances it has not registered all transactions prior to 2017. The Company has been advised by its tax and foreign trade legal advisors that material fines that could result from non-compliance are imposable under statute with a five-year statute of limitations.

In March and April 2021, the Company received notices from the Brazilian government of environmental infractions related to turbidity in the local water supply at Aurizona with associated fines totaling $5.6 million. A one-in-ten-thousand-year rain event caused widespread flooding in the Aurizona region in late March 2021 and a fresh water pond on the Aurizona site overflowed during the rain event. The Company and its advisors believe the fines are without merit because the turbidity in the water supply was caused by the extensive regional flooding. There was not any failure of the tailings facility or other infrastructure at the Aurizona site. No amount has been recorded in the financial statements in relation to the fines.

If the Company is unable to resolve all these matters favorably, there may be an adverse impact on the Company’s financial performance, cash flows and results of operations.

The Company continues to closely monitor the COVID-19 situation. Should the duration, spread or intensity of the pandemic further develop in 2021, the Company’s supply chain, market pricing, operations and customer demand could be affected. These factors may further impact the Company’s operating plan, its liquidity and cash flows, and the valuation of its long-lived assets. The COVID-19 situation continues to evolve. The magnitude of its effects on the economy, and on the Company’s financial and operational performance, is uncertain at this time.

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Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three months ended March 31, 2021 and 2020

23. Other Subsequent EventS
(a) Acquisition of Premier

On April 7, 2021, the Company completed the acquisition of Premier Gold Mines Limited (“Premier” and the “Premier Transaction”), adding Premier’s 50% interest in Greenstone, 100% interest in Mercedes, and interests in a number of exploration-stage properties to the Company’s existing portfolio of gold assets. Under the terms of the Premier Transaction, the Company acquired 100% of the issued and outstanding shares of Premier at an exchange ratio of 0.1967 Equinox Gold common shares for each Premier share held, such that existing Equinox Gold and Premier shareholders will own approximately 84% and 16% of Equinox Gold, respectively, on an issued share basis. Each Premier option and warrant will become exercisable for Equinox Gold common shares, as adjusted in accordance with the e   xchange ratio. As a result of the acquisition of Premier, the Company issued 47,373,723 common shares (valued at approximately $400.0 million based on the Company’s April 7, 2021 closing price), 2,813,747 replacement options and 688,450 replacement warrants. The Company has determined that the Premier Transaction represents a business combination with Equinox Gold identified as the acquirer. The results of operations of Premier will be consolidated from April 7, 2021 onwards. As the transaction closed in April 2021, the initial allocation of the purchase price to the assets and liabilities acquired is not complete. The Company will include a preliminary purchase price allocation in the second quarter 2021 condensed consolidated interim financial statements.

(b) Acquisition of additional interest in Greenstone

On April 16, 2021, the Company completed the acquisition of 10% of Orion’s interest in Greenstone, bringing the Company’s total interest in the project to 60%. The Company paid to Orion $51.0 million in cash on closing and assumed certain contingent payment obligations comprising:

•   $5 million in cash 24 months after a positive mine construction decision for Greenstone; and

•   Delivery of approximately 2,200 ounces of refined gold, the cash equivalent value of such refined gold, or a combination thereof, after production milestones of 250,000 oz, 500,000 oz and 700,000 oz from Greenstone.

(c) Investment in i-80 Gold

Concurrent with completion of the Premier Transaction, Premier completed the spin-out of i-80 Gold, a US-focused gold production and development company that will hold Premier’s Nevada assets. The Company received 41.3 million shares in i-80 Gold in connection with the spin-out.

As per terms of the Premier Transaction, the Company participated in the i-80 Gold private placement financing, purchasing 9,274,384 units at a price of C$2.60 per unit, for a total investment of $19.2 million (C$24.1 million). Each unit comprises one common share of i-80 Gold and one quarter of one common share purchase warrant. Each whole warrant entitles the Company to acquire one common share of i-80 Gold at a price of C$3.64 until September 18, 2022.

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